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Gentry Comments on Royalty Structure Changes and Provides Update on Princess Farm-in

Calgary, Alberta November 5, 2007 –Proposed Changes to the Alberta Royalty Structure Negligible for Gentry

Following an evaluation of the Alberta government’s proposed changes to its oil and gas royalty structure, Gentry Resources Ltd. (“Gentry”) has determined that the impact on its cash flow would be minimal. This negligible impact is due to Gentry’s substantial presence in the Princess area of Southern Alberta, an area dominated by freehold land tenure which is not affected by the government’s proposed changes. Approximately 55 percent of Gentry's production is on Alberta freehold land or in Saskatchewan. The remaining 45 percent is subject to Alberta Crown royalties.

Using publicly available information, Gentry estimates that, based on current production, the potential impact of the proposed royalty changes would be a 1-2 percent increase in corporate cash flows (at $60 Cdn at the wellhead for oil and $7.00 Cdn/ GJ for gas). At higher oil and gas prices, Gentry's cash flows rise, but not as high as they would under the current royalty structure. If enacted, the royalty changes would come into effect January 1, 2009.

Gentry has a large inventory of oil and gas investment opportunities which would not be affected by the proposed royalty changes, thus providing the flexibility to continue to allocate capital to projects with the best return to its shareholders.

Completion of initial farm-in commitment adds 96 sections in key lands at Princess

Gentry is very pleased to announce it has completed the initial earning phase of its sizable Princess farm-in earning 96 sections of land (61,440 net acres). The Company now has a 100% working interest in 47% of the lands under a May 2006 exploratory farm-in agreement encompassing over 203 sections (130,029 acres).

The 96 sections were earned through a commitment to drill 13 wells, a minimum of one on each of seven townships, and six others within any township defined in the agreement. Based on 3D seismic included in the farm-in and covering over 224 square miles, the Company drilled 18 exploratory wells, of which 16 earned rights in the target Mississippian formation and two earned additional rights in the Nisku formation. Chosen after the drilling, logging, and testing of each earning well, the Company earned 100% of these oil and gas rights at six sections per earning well, resulting in 61,440 acres or 47% of the lands earned in this initial phase. Each six-section block has a seven-year initial lease term subject to overriding royalties.

Outside of the drilling commitment, Gentry has drilled five wells targeting the Mississippian formation on a portion of earned lands.

Now that Gentry has fulfilled its earning commitments, the Company has elected to continue to drill-to-earn on any undrilled six-section block on the freehold farm-in lands.

In addition, prior to year end the Company has elected to drill on earned lands immediately offsetting recently drilled wells. During this Option Phase and until August 31, 2009, the Company controls and is able to earn a 100% working interest in the remaining 53% of land under the exploratory farm-in.

When taking into account the Option Phase of the farm-in, Gentry has an enormous block of contiguous land totaling 437 sections (279,680 acres) with mineral rights in the target Mississippian formation, including over 200 sections (128,000 acres) of non-expiring freehold lands.

Disclaimer:  Statements in this press release may contain forward-looking statements, including management’s assessment of future plans and operations and including expectations of future production and capital expenditures.  These statements are based on current expectations that involved numerous risks and uncertainties, which will cause actual results to differ from those anticipated.  These risks include, but are not limited to:  the risks of the oil and gas industry (e.g. operational risks in exploration, development and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and price fluctuation.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.